EXHIBIT 99.4

FORM OF LETTER
CEMTREX, INC.

Subscription Rights to Purchase Units

Offered Pursuant to Subscription Rights Distributed to Record Holders

of Cemtrex, Inc.

_____, 2016

To Security Dealers, Commercial Banks,

Trust Companies and Other Nominees:

This letter is being distributed to securities dealers, commercial banks, trust companies and other nominees in connection with the rights offering by Cemtrex, Inc. (“Cemtrex”) of units, each unit consisting of one share of our Series 1 Preferred Stock (“Series 1 Preferred”) and two Series 1 Warrants, pursuant to non-transferable subscription rights distributed to all holders of record of shares of Cemtrex common stock, par value $0.001 per share, at 5:00 p.m., Eastern time, on _____, 2016 (the “record date”). The subscription rights and units are described in the offering prospectus dated _____, 2016.

In the rights offering, Cemtrex is offering an aggregate of 1,500,000 units, each unit consisting of one share of our Series 1 Preferred and two Series 1 Warrants as described in the prospectus.

The subscription rights will expire, if not exercised prior to 5:00 p.m., Eastern time, on _____, 2016, unless extended (the “Expiration Time”).

As described in the accompanying prospectus, each record holder of common stock registered in your name or the name of your nominee is entitled to one subscription right for every two shares of common stock owned by such beneficial owner at 5:00 p.m., Eastern time, on the record date. Each subscription right will allow the holder thereof to subscribe for one unit pursuant to the “basic subscription privilege” at the cash price of $10.00 per unit. For example, if a stockholder owned 1,000 shares of common stock as of 5:00 p.m., Eastern time, on the record date, it would receive 500 subscription rights and would have the right to purchase 500 units for the subscription price, subject to proration.

The over-subscription privilege provides each rights holder that fully exercises all of such holder’s basic subscription privilege the opportunity to purchase the units that are not purchased by other rights holders. If an insufficient number of units is available to fully satisfy all over-subscription privilege requests, we will allocate the available units, pro rata among those rights holders exercising their over-subscription privilege in proportion to the product (rounded down to the nearest whole number so that the subscription price multiplied by the aggregate number of units does not exceed the aggregate offering amount) obtained by multiplying the number of units such rights holder subscribed for pursuant to the over-subscription privilege by a fraction (A) the numerator of which is the number of unsubscribed units and (B) the denominator of which is the total number of units sought to be subscribed for pursuant to the over-subscription privilege by all holders participating in such over-subscription. The subscription agent will notify subscription rights holders of the number of units, if any, allocated to each holder exercising the over-subscription privilege as promptly as may be practicable after the allocations are completed.

There may not be sufficient units available to purchase the number of units issuable upon the exercise of basic subscription privileges or over-subscription privileges. Cemtrex will only honor over-subscription privileges to the extent sufficient unsubscribed units are available following the exercise of subscription rights under the basic subscription privilege. Cemtrex will not issue more than 1,500,000 units, consisting in the aggregate of 1,500,000 shares of Series 1 Preferred and Series 1 Warrants to purchase up to 3,000,000 shares of common stock.

To the extent the aggregate subscription available to a rights holder pursuant to the subscription privileges is less than the amount the rights holder actually paid in connection with the exercise of the subscription privileges, the rights holder will be allocated only the number of unsubscribed units available to such rights holder promptly after the expiration of the rights offering.

To the extent the amount a rights holder actually paid in connection with the exercise of the subscription privileges is less than the aggregate subscription price of the maximum number of units available to such rights holder, the rights holder will be allocated the number of units for which such rights holder actually paid in connection with the privileges.

Each rights holder will be required to submit payment in full for all the units it wishes to buy. Any excess subscription payments received by the subscription agent will be returned, without interest, as soon as practicable.

The number of units subscribed is further subject to reduction as a result of tax attribute considerations as described in the prospectus.

The subscription rights will be evidenced by a non-transferable subscription rights certificate (the “rights certificate”) registered in the rights holder’s name or its nominee and will cease to have any value at the Expiration Time.

We are asking persons who hold common stock beneficially and who have received the subscription rights distributable with respect to those securities through a broker, dealer, commercial bank, trust company or other nominee, as well as persons who hold these securities directly and prefer to have such institutions effect transactions relating to the subscription rights on their behalf, to contact the appropriate institution or nominee and request it to effect the transactions for them. In addition, we are asking beneficial owners who wish to obtain a separate rights certificate to contact the appropriate nominee as soon as possible and request that a separate rights certificate be issued.

All commissions, fees and other expenses (including brokerage commissions and transfer taxes), other than fees and expenses of the subscription agent, incurred in connection with the exercise of the subscription rights will be for the account of the holder of the subscription rights, and none of such commissions, fees or expenses will be paid by Cemtrex or the subscription agent.

Enclosed are copies of the following documents:

1.	Prospectus;

2.	Instructions as to the use of Cemtrex, Inc. Rights Certificates;

3.	A form of letter which may be sent to your clients for whose accounts you hold shares of common stock registered in your name or the name of your nominee, with an attached form of instruction;

4.	Notice of Guaranteed Delivery for Rights Certificates Issued by Cemtrex; and

5.	A return envelope addressed to Continental Stock Transfer & Trust Co., the subscription agent. Your prompt action is requested. To exercise the subscription rights, you should deliver the properly completed and signed rights certificate (or Notice of Guaranteed Delivery if you are following the Guaranteed Delivery Procedures), with payment of the subscription price in full for unit subscribed for pursuant to the basic subscription privilege and the over-subscription privilege, to the subscription agent, as indicated in the prospectus. The subscription agent must receive the rights certificate or Notice of Guaranteed Delivery with payment of the subscription price, including final clearance of any checks, prior to the Expiration Time. A subscription rights holder cannot revoke the exercise of its subscription rights. Subscription rights not exercised prior to the Expiration Time will expire.

Additional copies of the enclosed materials may be obtained from Okapi Partners LLC, the information agent for the rights offering. Any questions or requests for assistance concerning the rights offering should be directed to Okapi Partners LLC at (212) 297-6290 or (877) 259-6290 (toll free), or by email at cemtrex@okapipartners.com.

Very truly yours,

Cemtrex, Inc.